EXHIBIT 99.1

Electra to Showcase Growing North American Critical Minerals Platform at September Investor and Industry Conferences

TORONTO, Sept. 03, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, today announced is upcoming schedule of investor and industry engagement for September as the Company continues to advance construction of its Ontario cobalt sulfate refinery and its broader North American critical minerals strategy.

Members of Electra’s executive leadership team will participate in leading industry and investment conferences across North America, complemented by select investor and strategic meetings.

These engagements provide Electra with an opportunity to connect directly with current and prospective investors, strategic partners and industry participants while highlighting progress at its Ontario cobalt sulfate refinery and the Company’s broader North American critical minerals strategy.

September Engagements:

  H.C. Wainwright 28th Annual Global Investment Conference – September 14-16
  Electra CFO Peter Rawlins and Vice President, External Affairs & Corporate Development Heather Smiles will meet with investors and industry participants to discuss the Company’s progress, capital markets priorities and the future development plans for Electra’s North American critical minerals platform.

  Precious Metals Summit Beaver Creek – September 22-25
  Electra CEO Trent Mell and CFO Peter Rawlins will meet with institutional investors, industry participants and potential commercial relationships to discuss the Company’s progress in Ontario and its broader U.S. growth strategy, including Electra’s vision to expand its critical minerals processing footprint and help strengthen North American supply chains.

In addition to these industry and investor events, Electra will participate in a number of closed-door government and policy sessions in the coming weeks focused on critical minerals, supply-chain resilience and opportunities to strengthen North American processing capacity.

Through these forums, Electra intends to broaden its relationships with investor, industry and government, engage in policy discussions shaping North America’s critical minerals supply chain, and advance its goal of becoming a key North American processor of critical minerals.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.